Exhibit 99.17
NEWS RELEASE
November 26, 2007 — J. Gary Ibbotson has acquired, indirectly, an additional 803,672 common shares (“Shares”) of Petroflow Energy Ltd. (TSXV: PEF), representing 2.7% of the outstanding Shares, through a recently completed dividend from a company that Mr. Ibbotson indirectly owns shares in. Mr. Ibbotson now owns directly and indirectly an aggregate of 3,033,672 Shares representing 10.4% of Petroflow’s outstanding Shares. The Shares were acquired for general investment purposes. An early warning report in respect of this transaction will be filed on SEDAR.